UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 24, 2009

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Assets:
Investments, at fair value (Notes 5 and 6):
Common stock	$12,535,660	$21,024,929
Employer stock	6,111,610	3,719,414
Money market funds	13,321,026	12,114,670
Government securities	1,031,865	640,000
Mutual funds	26,290,291	37,757,023
Collective trusts	3,946,421	5,914,473
Corporate bonds and debentures	188,008	184,730
Preferred stock	109,898	227,180
Unit investment trusts	803,599	839,218
Limited partnerships	214,146	125,378
Other assets	6,994	17,283
Loans to participants	3,683,338	3,351,766

Total investments	68,242,856	85,916,064

Receivables:
Employer contributions	503,223	—
Employee contributions	103,496	—
Other	16,686	10,405

Total receivables	623,405	10,405

Cash	86,021	—

Total assets	68,952,282	85,926,469

Liabilities:
Accounts payable	—	(9,177)

Total liabilities	—	(9,177)

Net assets available for benefits	$68,952,282	$85,917,292

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2008

December 31, 2008
Additions (Deductions) to net assets attributed to:
Investment income (loss) (Note 5):
Net depreciation in fair value of investments	$(24,290,883)
Interest and dividends	1,832,552

Net investment loss	(22,458,331)

Contributions:
Employer	3,441,607
Participant	5,517,958
Participant rollovers from other plans	709,279

Total contributions	9,668,844

Deductions from net assets attributed to:
Benefits paid to participants	(4,102,195)
Administrative expenses	(73,328)

Total deductions	(4,175,523)

Net decrease	(16,965,010)

Net assets available for benefits, beginning of year	85,917,292

Net assets available for benefits, end of year	$68,952,282

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts. The Plan pays for all administrative expenses unless otherwise paid by the Company.

(e)	Investments and Investment Income

Investments in publicly traded securities such as stocks, mutual funds and limited partnerships are carried at fair value based on quoted market prices, while collective trusts are valued based on their net asset value as obtained from audited financial statements, which represent fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying Statement of Changes in Net Assets Available for Benefits. The Plan invests in various Schwab retirement funds which invest in the Charles Schwab Stable Value Fund (the “Fund”). The Fund invests primarily in guaranteed investment contracts (GICs) and wrap contracts (also known as synthetic GICs). The underlying investment contracts are fully benefit-responsive and valued at contract value as

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

estimated by Charles Schwab. Investment contracts held by a defined-contribution plan and funds holding such contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value at December 31, 2008 and 2007. As such, no contract value adjustment is presented in the Plan’s financial statements.

(f)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payment are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

(g)	Loans to Participants

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

(h)	Accounting Pronouncements

The Plan adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement, effective January 1, 2008, with the exception of non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), which was delayed by FSP No. FAS 157-2 and will be effective beginning January 1, 2009. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. In October 2008, the Plan adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This staff position clarifies the application of SFAS No. 157 in an inactive market. This statement did not reinterpret or change SFAS No. 157’s existing principles, but is intended to enhance comparability and consistency. There was no effect on the financial statements due to the adoption of these staff positions.

In April, 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP No. 157-4”). Under FSP No. 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and the transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP No. 157-4 is effective for the Plan year beginning January 1, 2010. The Plan’s management is assessing the impact of this FSP on its financial statements and processes.

3.	Contributions

(a)	Employer

The Company contributes a matching contribution equal to 100% of the participant’s salary reduction amount not in excess of 4% of compensation. The Board of Directors of the Company determines the amount of discretionary Employer contributions to the Plan each year. The discretionary contribution is allocated to each participant in the ratio of each

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. A discretionary Employer contribution in the amount of $439,330 was made to the Plan for the year ended December 31, 2008.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2008 due to the short term nature of the account.

(b)	Participant Contributions

For the years ended December 31, 2008 and 2007, the maximum participant contribution of pre-tax annual compensation, as defined by the Plan, was 50% (subject to the limit described below). Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $15,500 during the 2008 and 2007 Plan years, respectively. Catch up contributions are allowed for participants age 50 or older. In 2008 and 2007, the limit for catch up contributions was $5,000.

(c)	Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $123,419 and $52,179, respectively. These amounts are used to reduce future Employer contributions. During 2008, Employer contributions were reduced by $59,968 from forfeited nonvested accounts.

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company except for $664,895 at December 31, 2008 and $931,542 at December 31, 2007 in investments which are held by Westwood Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments greater than 5% of net assets available for benefits at December 31, 2008 and 2007 are as follows:

	2008		2007
Schwab Value Advantage Fund	$6,722,182		$4,770,527
Schwab Money Market Fund	5,594,608		6,676,807
Employer stock	6,111,610		3,719,414	*
Loans to participants	3,683,338		3,351,766	*
Growth Fund of America	4,765,957		7,786,193
Thornburg International Value I Fund	3,197,897	*	5,273,264
PIMCO Total Return Class D Fund	3,659,430		2,713,908	*
* Less than 5% of assets in year noted

During the year ended December 31, 2008, the Plan’s investments, including those bought, sold and held during the year, appreciated (depreciated) in value as follows:

2008
Common stock	$(9,562,020)
Employer stock	2,499,134
Money market funds	164,765
Government securities	76,575
Mutual funds	(15,020,213)
Collective trusts	(1,901,586)
Corporate bonds and debentures	17,311
Preferred stock	(98,684)
Unit investment trusts	(414,671)
Limited partnerships	(51,494)

Net depreciation in fair value of investments	$(24,290,883)

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; and Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common, employer and preferred stock, unit investment trusts, limited partnership interests and other assets: Valued at the closing price on the active market on which the individual security is traded. Classified within level 1 of the valuation hierarchy.

Corporate debt, collective trusts, employer stock, mutual and money market funds and government securities which include certain U.S. government and government agency obligations and municipal obligations: Mutual and money market funds are valued at the net asset value (“NAV”) of shares held by the plan at year end. Other assets are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Classified within level 2 of the valuation hierarchy.

Loans to participants: Measured at original loan balance plus accrued interest, less principal repayments, which approximates fair value. Classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

The following table sets forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Common stock	$12,535,660	$—	$—	$12,535,660
Employer stock	1,897,580	4,214,030	—	6,111,610
Money market funds	—	13,321,026	—	13,321,026
Government securities	—	1,031,865	—	1,031,865
Mutual funds	—	26,290,291	—	26,290,291
Collective trusts	—	3,946,421	—	3,946,421
Corporate bonds and debentures	—	188,008	—	188,008
Preferred stock	109,898	—	—	109,898
Unit investment trusts	803,599	—	—	803,599
Limited partnerships	214,146	—	—	214,146
Other assets	6,994	—	—	6,994
Loans to participants	—	—	3,683,338	3,683,338

Total assets at fair value	$15,567,877	$48,991,641	$3,683,338	$68,242,856

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets

Year Ended December 31, 2008

Participant loans
Balance, beginning of year	$3,351,766
Purchases, sales, issuances and settlements (net)	331,572

Balance, end of year	$3,683,338

Due to the nature of the accounts, there was no effect on net appreciation (depreciation) in fair value, related to level 3 investments.

6.	Loans to Participants

Loans have been granted to participants in accordance with the provisions of the Plan. Loans are secured by the participant’s account balance and are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant, in which case the

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2008

maximum term is 15 years. Loan amounts are limited to the lesser of 50% of the respective participant’s vested account balance, or $50,000, reduced by the excess (if any) of the highest outstanding balance of the participant’s loans from the Plan during the one-year period ending the day before the new loan is made, over the outstanding balance of the participant’s loans from the Plan on the day the loan is made. The interest rate for participant loans as determined by the Plan Administrator is the prime lending rate. Interest rates for loans to participants at December 31, 2008 ranged from 3.25% to 9.00%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

7.	Parties-In-Interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $19,018,856 and $20,529,203 at December 31, 2008 and 2007, respectively.

Certain investments are managed by Westwood Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $499,987 and $906,046 at December 31, 2008 and 2007, respectively.

Additionally, the Plan holds investments in the Company’s common stock and loans receivable from participants, both of which constitute party-in-interest transactions.

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

10.	Subsequent Event

On March 31, 2008, the Company acquired M.L. Stern & Co., LLC (“M.L. Stern”) and its wholly owned subsidiary, Tower Asset Management, LLC. M.L. Stern sponsored a defined contribution plan covering its eligible employees. Effective January 2, 2009, the M.L. Stern plan was merged into the Plan and assets in the amount of $15,697,122 were transferred to the Plan from the M.L. Stern plan.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

		(c)
(a)	(b) Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Schwab Value Advantage Fund	Money Market Funds	$6,722,182
*	Southwest Securities 401(k) Stock Fund	Employer Securities	4,214,030
**	Self-directed brokerage accounts	Various investments including stocks, bonds, mutual funds and other investments	27,500,190
	Growth Fund of America	Mutual Funds	4,765,957
	Ranier Small/Mid Cap Equity	Mutual Funds	1,007,140
	American Beacon Small Cap Value Fund	Mutual Funds	488,367
	Delaware Emerging Market Instl.	Mutual Funds	1,079,457
	Janus Adviser Perkins Mid Cap Value	Mutual Funds	1,549,620
	Thornburg International Value I	Mutual Funds	3,197,897
	Van Kampen Comstock Fund ClA	Mutual Funds	1,412,255
	Buffalo Small Cap	Mutual Funds	1,905,323
	Pimco Total Return Class D Fund	Mutual Funds	3,659,430
*	Schwab Managed Retirement 2010	Collective Trusts	563,614
*	Schwab Managed Retirement 2020	Collective Trusts	1,088,115
*	Schwab Managed Retirement 2030	Collective Trusts	1,000,005
*	Schwab Managed Retirement 2040	Collective Trusts	742,038
*	Schwab Managed Retirement Inc.	Collective Trusts	52,662
*	Schwab S&P 500-Index Investment	Mutual Funds	2,725,201
	SEI Government Securities Principal	Money Market Funds	164,908
*	Westwood Trust Income Fund	Collective Trusts	40,492
*	Westwood Trust Mid Cap Value Equity-EB Fund	Collective Trusts	3,986
*	Westwood Trust Mid Cap Equity-EB Fund	Collective Trusts	42,386
*	Westwood Trust All Cap Growth -EB Fund	Collective Trusts	54,167
*	Westwood Trust All Cap Value Equity-EB Fund	Collective Trusts	60,682
*	Westwood Trust Small Cap Growth Equity-EB Fund	Collective Trusts	16,326
*	Westwood Trust Small Cap Value Equity-EB Fund	Collective Trusts	4,133
*	Westwood Trust High Yield Bond-EB Fund	Collective Trusts	35,338
*	Westwood Trust Real Estate Invest Trust-EB Fund	Collective Trusts	29,093
*	Westwood Trust International Growth Equity-EB Fund	Collective Trusts	23,356
*	Westwood Trust International Value Equity-EB Fund	Collective Trusts	26,296
*	Westwood Trust Large Cap Equity-EB Fund	Collective Trusts	48,178
*	Westwood Trust Core Inv. Grade Bond-EB Fund	Collective Trusts	115,554
	Brookfield Infrastructure Partners LP	Limited partnership interests	448
	Duncan Energy Partners LP	Limited partnership interests	4,080
	Dorchester Minerals LP	Limited partnership interests	794
	Kinder Morgan Energy Partners LP	Limited partnership interests	169,275
	Energy Transfer Partners LP	Limited partnership interests	5,101
	Plains All American Pipeline LP	Limited partnership interests	6,938
	Suburban Propane Partners LP	Limited partnership interests	17,725
	Teppco Partners LP	Limited partnership interests	9,785
	Permian Basin Royalty Trust	Other assets	4,110
	Pengrowth Energy Trust	Other assets	2,629
	Dominion Resources Black Warrior Trust	Other assets	255
*	Loans to Participants	Interest Rates 3.25% to 9.0%, due through 2025	3,683,338

	Total assets held for investment purposes		$68,242,856

*	Designates a party-in-interest.
**	Includes Schwab accounts of $6,125,039 which are designated as party-in-interest.

Note: Column (d) - Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP
401(K) PROFIT SHARING PLAN

Date: June 24, 2009	By:	/s/ James R. Zimcosky
James R. Zimcosky
Senior Vice President, Human Resources
Plan Administrator